

April 28, 2025

Nataliia Petranetska
Chief Executive Officer
Sky Century Investment, Inc.
220 Emerald Vista Way #233
Las Vegas, NV

> **Re: Sky Century Investment, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 14, 2025**
> **File No. 000-56603**

Dear Nataliia Petranetska:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc:     Marc Applbaum